July 11, 2019

Martin Cheung
Chief Financial Officer
China Zenix Auto International Ltd
No. 1608, North Circle Road State Highway
Zhangzhou, Fujian Province 363000
People's Republic of China

       Re: China Zenix Auto International Ltd
           Form 20-F for the Year Ended December 31, 2018
           Filed April 26, 2019
           File No. 001-35154

Dear Mr. Cheung:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Transportation and Leisure